Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Earnings
Income from continuing operations before income taxes	$1,006	$884	$513	$1,890	$1,085
Fixed charges, excluding interest on deposits	123	104	133	227	290
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	1,129	988	646	2,117	1,375
Interest on deposits	43	39	40	82	116
Income from continuing operations before income taxes and fixed charges including interest on deposits	$1,172	$1,027	$686	$2,199	$1,491
Fixed charges
Interest expense, excluding interest on deposits	$97	$79	$105	$176	$233
One-third net rental expense (a)	26	25	28	51	57
Total fixed charges, excluding interest on deposits	123	104	133	227	290
Interest on deposits	43	39	40	82	116
Total fixed charges, including interests on deposits	$166	$143	$173	$309	$406
Earnings to fixed charges ratios
Excluding interest on deposits	9.17	9.48	4.85	9.31	4.73
Including interest on deposits	7.06	7.17	3.96	7.11	3.67

(a)	The proportion deemed representative of the interest factor.